UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	SPECIAL FINANCIAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 333-152488

GATEWAY PACIFIC BANCORP

(Exact name of registrant as specified in its charter)

California	20-2466074
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No)

3035 E. 8th Street National City, California	91950
(Address of Principal Executive Offices)	(Zip Code)

(619) 241-6902

(Issuer’s telephone number)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: (None)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: (None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☒    No  ☐

As of June 30, 2008, there was no public trading market for the registrant’s common stock and no shares of the registrant’s common stock were held by non-affiliates of the registrant. The number of registrant’s shares of common stock outstanding at June 30, 2009 was 118,999.

DOCUMENTS INCORPORATED BY REFERENCE

None. This Special Financial Report is filed under cover of the facing sheet of Form 10-K in accordance with Rule 15d-2 of the Securities Exchange Act of 1934 and contains only certified financial statements for the registrant’s fiscal year ended December 31, 2008.

Gateway Pacific Bancorp

Special Financial Report Pursuant to Exchange Act Rule 15d-2

For the Fiscal Year Ended December 31, 2008

Explanatory Note

Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, which does not contain certified financial statements for the company’s last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

Gateway Pacific Bancorp’s Registration Statement on Form S-1, which became effective March 6, 2009, and was subsequently withdrawn on May 20, 2009, did not contain the certified financial statements for the fiscal year ended December 31, 2008, as contemplated by Rule 15d-2. Therefore, as required by Rule 15d-2, Gateway Pacific Bancorp is hereby furnishing such certified financial statements with the SEC under cover of the facing page of an Annual Report of Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

Gateway Pacific Bancorp (In Organization)

We have audited the balance sheets of Gateway Pacific Bancorp (In Organization) (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, cash flows and changes in shareholders’ deficit for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gateway Pacific Bancorp (In Organization) as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company has lost its primary source of working capital, has withdrawn its offering circular and has a significant net capital deficiency, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Laguna Hills, California

June 2, 2009

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

BALANCE SHEETS

December 31, 2008 and 2007

	2008	2007
ASSETS

Cash and Cash Equivalents	$10,150	$417,650

Prepaids and Other Assets	23,545	908

	$33,695	$418,558

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Accounts Payable and Accrued Expenses	$—	$2,809
Note Payable to Bank	230,000	—
Due to Organizers	50,000	1,214,990

TOTAL LIABILITIES	280,000	1,217,799

COMMITMENTS	—	—

SHAREHOLDERS’ DEFICIT
Common Stock, no par value; 10,000,000 Shares Authorized; 118,999 Shares issued and Outstanding in 2008	1,189,990	—
Deficit Accumulated During the Organizational Period	(1,436,295)	(799,241)

TOTAL SHAREHOLDERS’ DEFICIT	(246,305)	(799,241)

	$33,695	$418,558

The accompanying notes are an integral part of these financial statements.

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007

	2008	2007
INCOME

Interest Income	$4,239	$26,228

ORGANIZATIONAL EXPENSES

Salaries, Wages, Benefits and Consulting Fees	488,187	287,600
Rent and Other Occupancy Expense	3,062	171
Legal and Professional	133,278	22,075
Application and Filing Fees	—	5,000
Other Expenses	15,774	6,149

	640,301	320,995

LOSS BEFORE INCOME TAXES	(636,062)	(294,767)

Income Taxes	992	4,905

NET LOSS	$(637,054)	$(299,672)

The accompanying notes are an integral part of these financial statements.

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

STATEMENT OF SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2008 and 2007

	Common Stock		Deficit Accumulated During
	Number of Shares	Amount	Organizational Period	Total
BALANCE AT JANUARY 1, 2007	—	$—	$(499,569)	$(499,569)

Net Loss			(299,672)	$(299,672)

BALANCE AT DECEMBER 31, 2007	—	—	(799,241)	(799,241)

Shares Issued	118,999	1,189,990	—	1,189,990

Net Loss			(637,054)	(637,054)

BALANCE AT DECEMBER 31, 2008	118,999	$1,189,990	$(1,436,295)	$(246,305)

The accompanying notes are an integral part of these financial statements.

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$(637,054)	$(299,672)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Increase in Prepaids and Other Assets	(22,637)	(908)
Change in Accounts Payable and Accrued Expenses	(2,809)	(12,405)

NET CASH USED IN OPERATING ACTIVITIES	(662,500)	(312,985)

CASH FLOWS FROM INVESTING ACTIVITIES

No Investing Activities	—	—

NET CASH USED BY INVESTING ACTIVITIES	—	—

CASH FLOWS FROM FINANCING ACTIVITIES

Advance on Notes Payable to Bank	230,000	—
Advances from Organizers	25,000	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	255,000	—

NET DECREASE IN CASH AND CASH EQUIVALENTS	(407,500)	(312,985)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	417,650	730,635

CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,150	$417,650

Noncash Financing Activities:
Common Stock issued for Organizer Advances	$1,189,990	$—

The accompanying notes are an integral part of these financial statements.

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Organizational Period Operations

Gateway Pacific Bancorp (In Organization) (the “Company”) was recently formed for the purpose of owning all of the stock of Gateway Pacific Bank. As part of its organizational activities, the Company has filed an application with the Federal Reserve to become a bank holding company under the “Bank Holding Company Act of 1956, as amended.” Operations since incorporating consisted of securing a management team, developing a strategic plan, filing applications with the California Department of Financial Institutions and Federal Deposit Insurance Corporation, and preparing the necessary forms and documents to raise capital. It was the Company’s intention to sell a minimum of 1,500,000 shares of common stock at $10 per share in order to capitalize its proposed subsidiary, Gateway Pacific Bank (the “Bank”).

The Bank received approval from the Commissioner of the California Department of Financial Institutions (“DFI”) to organize a commercial bank under the laws of the State of California on April 4, 2008, subject to certain conditions. Among other conditions, the Bank must be capitalized with at least $15,000,000 by the Company. The Bank received preliminary approval from the Federal Deposit Insurance Corporation (“FDIC”) for deposit insurance on September 17, 2008.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. The Company maintains amounts in banks, which may exceed federally insured limits. The Company has not experienced any losses in such accounts.

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

Disclosure about Fair Value of Financial Instruments

In December 1996, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 126, “Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities,” an amendment of SFAS No. 107. SFAS No. 126 is effective for fiscal years ending after December 15, 1996. In accordance with SFAS No. 126, the Company is exempt from the disclosure requirements of SFAS No. 107 and has therefore elected not to disclose fair value information for financial instruments.

Stock-Based Compensation

The Company has adopted SFAS No. 123(R) “Shared-Based Payment.” This Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period.

Comprehensive Income

The Company has adopted Statement of SFAS No. 130, “Reporting Comprehensive Income,” which requires the disclosure of comprehensive income and its components. For the years ending December 31, 2008 and 2007, net loss is the only component of comprehensive income for the Company.

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value Measurement

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The impact of adoption of SFAS No. 157 is not material as all of the Company’s assets and liabilities are carried at historical cost not fair value.

Statement 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a Bank’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2008, the company had no assets or liabilities recorded at fair value.

NOTE B - NOTE PAYABLE TO BANK

The Company has a $1 million revolving line of credit with Silverton Bank, National Association. The line of credit matures on August 27, 2009 and bears interest at prime plus 1.25%. Interest is payable monthly and all outstanding principal is due at maturity. See Note G for subsequent event related to these borrowings.

NOTE C - DUE TO ORGANIZERS

The Company has received advances from its organizers. The advances are unsecured, have no fixed due date and are not interest bearing. The organizers and the Company intend to repay these advances through the issuance of common stock.

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE D - STOCK-BASED COMPENSATION

The Company intends to have a stock option plan adopted for its officers, directors and employees subject to approval by its shareholders, the DFI and the FDIC. Under the proposed plan, the Company may grant options covering up to 30% of the shares outstanding at the close of the offering. All options must be granted at an exercise price of not less than 100% of the fair market value of the shares at the date of grant with vesting periods up to five years and an exercise period of not longer than ten years.

NOTE E - INCOME TAXES

The Company incurred and paid income tax expense in 2007 and 2006 on its interest income. The organizational expenses incurred in these years were not currently deductible for income tax purposes but instead will be capitalized and amortized as startup and organizational expenses over a fifteen-year period once the company begins operations.

Portions of the taxes paid for 2007 and 2006 are recoverable should the Company begin operations timely, however, no recognition of those benefits have been recorded due to potential delays in obtaining regulatory approval and raising the required capital.

No tax benefit related to the organizational expenses incurred by the Company has been recognized as realization of that benefit is dependent on future taxable income. As of December 31, 2008, the amount of deferred taxes related to startup and organizational expenses was approximately $614,000 and was fully offset by a valuation allowance of the same amount. As of December 31, 2007, the amount of deferred taxes related to startup and organizational expenses was approximately $351,000 and was fully offset by a valuation allowance of the same amount.

NOTE F - COMMITMENTS

Management Agreements

The Company has entered into three-year employment agreements with certain executive officers that state that in the event the Company terminates employment without cause or upon a change in control of the Company, the Company may be liable for salaries ranging from 50% to 100% of a base amount as defined in the agreement. The agreements will commence when the Bank opens for business. The agreements also state that the executive officers will be eligible to participate in any executive incentive bonus plan, stock-options grants and all other benefit programs adopted by the Bank.

GATEWAY PACIFIC BANCORP (IN ORGANIZATION)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE F - COMMITMENTS - Continued

Capital Offering Management Services Commitment

The Company has an agreement with a consulting firm to assist in the design and implementation of a marketing campaign for its proposed capital offering. The agreement requires a marketing fee of $125,000 to be paid 30 days within the Bank’s opening. As of December 31, 2008, these costs have not yet been incurred.

Data Network Technology Platform Services Agreement Commitment

The Company has an agreement with a vendor to design, implement, and manage the Bank’s data network technology platform. The services under the agreement are valued at approximately $90,000. In the event the Company is unsuccessful in the capitalization of the Bank, costs may be incurred up to $45,000 for services provided through the cessation date as described in the agreement. At December 31, 2008, these costs have not yet been incurred.

NOTE G - SUBSEQUENT EVENTS

On May 15, Management decided to suspend the organizational process of the Company and the Bank due to the following factors:

1)	Lack of initial interest in the capital offering

2)	Resignation of several key members of the board of directors

3)	The termination of the line of credit with Silverton Bank, National Association, thereby eliminating funds for working capital needed for the organizational process

4)	The time and expense related to locating new directors approvable by the regulatory agencies

5)	The time and expense related to amending the offering circular and registration statement to reflect all needed changes

All executive officers of the Company were released and the Company discontinued its capital campaign and offering. On May 20, 2009, the Company requested the SEC to allow the Company to withdraw the Registration Statement on Form S-1, as amended (Registration No. 333-152488).

The Company is continuing to consider alternative options for funding the Company and organization of the Bank. The California Department of Financial Institutions has approved an extension until September 17, 2009. However, there is no assurance that the Company will be able to locate alternative funding sources before the expiration of this deadline.

Exhibits

Exhibit No.	Description
23.1	Consent of Vavrinek, Trine, Day & Co. LLP

31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).

31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2009	GATEWAY PACIFIC BANCORP

	By:	/s/ Frederick J. (Rick) Mandelbaum
Frederick J. (Rick) Mandelbaum President, Chief Executive Officer and Chief Financial Officer

In accordance with the Exchange Act, this report has been signed by the following persons on behalf of the registrant and in the capacities on the dates indicated:

Signature	Title	Date

/s/ Frederick J. (Rick) Mandelbaum	President, Chief Executive Officer and Chief Financial Officer, Director	July 7, 2009
Frederick J. (Rick) Mandelbaum

/s/ Harold K. Brown	Director	July 7, 2009
Harold K. Brown

/s/ Alex C. Carolino, Sr.	Director	July 7, 2009
Alex C. Carolino, Sr.

/s/ Crisostomo B. Garcia	Director	July 7, 2009
Crisostomo B. Garcia

Director
Teresita L. Paje

Director
Ditas D. Yamane

Director
Robert Yee